# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KAZIA THERAPEUTICS LTD, CIK 0001075880
CUSIP: 48669G105
Title of class of securities: American Depository Shares
Address of issuer's principal executive offices: Three International Towers, Level 24, 300 Barangaroo Avenue, SYDNEY NSW, Australia (C3), 2000
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001137439-25-000639
Filed by CIK 0002044285

## Reporting persons
- Dauntless Investment Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 176,822; shared dispositive power 0; aggregate amount beneficially owned 176,822 (9.9% of the class)
  Comment: Single Family Office/Passive Investor

## Item 1. Issuer
Name of issuer: KAZIA THERAPEUTICS LTD
Address of issuer's principal executive offices: Three International Towers, Level 24, 300 Barangaroo Avenue, SYDNEY NSW, AUSTRALIA, 2000.

## Item 2. Person Filing
Name of person filing: Dauntless Investment Group, LLC
Address of principal business office or, if none, residence: 3283 Foxfire Dr., Milford, MI 48380
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
176,822

The reporting person?s ownership consists of (i) 144,595 American Depository Shares and (ii) 32,227 Pre-funded Warrants; however, due to the exercise limitations of the Pre-funded Warrants, the reporting person?s beneficial ownership has been limited to 176,822 shares in the aggregate.
Percent of class:
9.99%

Each of the Pre-funded Warrants includes a provision limiting the holder?s ability to exercise the Pre-funded Warrants if such exercise would cause the holder to beneficially own greater than 9.99% of Kazia Therapeutics Limited.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 176,822
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dauntless Investment Group, LLC: /s/Matthew Okkerse, CFO (11/13/2025)